Exhibit 1

AudioCodes Press Release

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Fourth Quarter and Full Year 2017 Results

Lod, Israel – January 24, 2018 – AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2017 Highlights

•	Quarterly revenues increased by 9.7% year-over-year to $41.4 million; full 2017 year revenues were $156.7 million compared to $145.6 million in 2016;

•	Quarterly service revenues increased by 17.4% year-over-year to $13.4 million; full 2017 year service revenues were $49.3 million compared to $43.3 million in 2016;

•	Quarterly UC-SIP revenues increased more than 15% year-over-year;

•	Quarterly GAAP gross margin was 63.1%; quarterly Non-GAAP gross margin was 63.6%;

•	Quarterly GAAP operating margin was 7.8%; quarterly Non-GAAP operating margin was 9.7%;

•	Cash flow from operating activities was $8.4 million for the quarter and $17.8 million for the full year;

•	Quarterly GAAP net income was $672,000, or $0.02 per diluted share, Quarterly Non-GAAP net income was $3.8 million, or $0.12 per diluted share;

•	Full 2017 year GAAP net income was $4.0 million, or $0.13 per diluted share; full 2017 year Non-GAAP net income was $12.2 million, or $0.37 per diluted share;

•	AudioCodes repurchased 1.3 million of its ordinary shares during the quarter at an aggregate cost of $9.0 million.

AudioCodes Reports Fourth Quarter and Full Year 2017 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the fourth quarter and full year periods ended December 31, 2017.

Revenues for the fourth quarter of 2017 were $41.4 million, compared to $39.2 million for the third quarter of 2017 and $37.8 million for the fourth quarter of 2016. Revenues were $156.7 million in 2017 compared to $145.6 million in 2016.

Net income was $672,000, or $0.02 per diluted share, for the fourth quarter of 2017, compared to $14.8 million or $0.44 per diluted share, for the fourth quarter of 2016. Net income in 2017 was $4.0 million or $0.13 per diluted share, compared to $16.2, or $0.45 per diluted share, in 2016.

In the fourth quarter and full year of 2016, net income per diluted share included $0.34 per share and $0.32 per share, respectively, as a result of the creation of a deferred tax asset. Non-GAAP net income excludes the effect of this non-cash deferred tax benefit.

On a Non-GAAP basis, net income was $3.8 million, or $0.12 per diluted share, for the fourth quarter of 2017 compared to $2.6 million, or $0.08 per diluted share, in the fourth quarter last year. Non-GAAP net income in 2017 was $12.2 million, or $0.37 per diluted share, compared to $9.4 million, or $0.26 per diluted share, in 2016.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments and income due to revaluation of an earn-out liability, each in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $8.4 million for the fourth quarter of 2017 and $17.8 million for 2017. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $58.7 million as of December 31, 2017 compared to $69.5 million as of December 31, 2016. The decrease in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

“We are pleased to report strong financial results for the fourth quarter and full year 2017,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

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AudioCodes Press Release

“In 2017 we executed well on our strategic goal to lead the Enterprise Voice space with voice connectivity solutions and enhanced our leadership position for coming years. We achieved record financial results and new highs in our gross margin and operating income, an attestation to our efficient operations. Looking forward, we expect to continue our evolution and growth in 2018, continuing our strong cash flow for the fourth year in a row. We also expect to continue investment in future offerings as well as focus on the return on investment to our shareholders.”

“We have decided to formulate a new Business Unit called Voice.AI to follow on the steps of success of our Networking Business Unit and UC-SIP operations. Leveraging our existing operations in voice recognition and call logging/recording, Voice.AI is intended to capitalize on the endless amount of business voice interactions and resources and the growing effectiveness of AI technologies such as NLP and NLU. The newly developed Voice.AI solutions will be used to process and distribute meaningful actionable business insights. Capitalizing on our leadership position in enterprise voice and large customer base, expertise in telephony and VoIP communications, as well as our extensive product portfolio of gateways, session border controllers and end point devices and appliances, we envision significant potential for future products and solutions.”

“Additionally, the ongoing trend of all-IP network transformation provides us with much to look forward to, while we work on new growth engines and new technological developments,” concluded Mr. Adlersberg.

Share Buy Back Program

As of December 31, 2017, AudioCodes had acquired an aggregate of 15.8 million of its ordinary shares since August 2014 for an aggregate consideration of $79.7 million. During the quarter ended December 31, 2017, AudioCodes acquired 1.3 million of its ordinary shares under its share repurchase program for a total consideration of $9.0 million. During 2017, AudioCodes acquired 3.7 million of its ordinary shares for a total consideration of $25.6 million.

In November 2017, AudioCodes received court approval in Israel to purchase up to an aggregate of $20 million of additional ordinary shares pursuant to its share repurchase program. As of December 31, 2017, $16.8 million remained available to the Company for repurchasing shares under this court approval. The current court approval for share repurchases will expire on May 27, 2018.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year of 2017 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

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AudioCodes Press Release

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple’s App Store for the iPhone and iPad or Google Play for Android mobile devices.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2018 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,235	$24,344
Short-term and restricted bank deposits	2,739	3,401
Short-term marketable securities and accrued interest	7,087	6,778
Trade receivables, net	22,059	25,448
Other receivables and prepaid expenses	4,693	3,377
Inventories	16,563	16,333
Total current assets	77,376	79,681

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$4,207	$5,407
Long-term marketable securities	20,475	29,540
Deferred tax assets	6,685	11,607
Severance pay funds	20,138	17,820

Total long-term assets	51,505	64,374

PROPERTY AND EQUIPMENT, NET	3,835	3,867

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,222	39,054

Total assets	$170,938	$186,976

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,519	$3,451
Trade payables	5,639	7,710
Other payables and accrued expenses	20,786	18,618
Deferred revenues	16,417	14,951

Total current liabilities	45,361	44,730

LONG-TERM LIABILITIES:
Accrued severance pay	$21,228	$18,941
Long-term bank loans	6,237	8,493
Deferred revenues and other liabilities	5,731	6,153

Total long-term liabilities	33,196	33,587

Total equity	92,381	108,659

Total liabilities and equity	$170,938	$186,976

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except shares and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$107,482	$102,279	$28,032	$26,359
Services	49,257	43,292	13,386	11,401

Total Revenues	156,739	145,571	41,418	37,760

Cost of revenues:
Products	47,445	46,935	12,204	12,039
Services	11,449	10,295	3,090	2,717

Total Cost of revenues	58,894	57,230	15,294	14,756

Gross profit	97,845	88,341	26,124	23,004

Operating expenses:
Research and development, net	30,348	29,139	8,126	7,682
Selling and marketing	48,954	45,084	12,405	11,369
General and administrative	8,893	6,364	2,356	366

Total operating expenses	88,195	80,587	22,887	19,417

Operating income	9,650	7,754	3,237	3,587
Financial expenses, net	(10)	(160)	(4)	(127)

Income before taxes on income	9,640	7,594	3,233	3,460
Taxes on income, net	(5,610)	8,644	(2,561)	11,308

Net income	$4,030	$16,238	$672	$14,768

Basic net earnings per share	$0.13	$0.46	$0.02	$0.45

Diluted net earnings per share	$0.13	$0.45	$0.02	$0.44

Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,104	35,174	29,915	32,956

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,168	40,565	31,071	33,859

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income	$4,030	$16,238	$672	$14,768

GAAP net earnings per share	$0.13	$0.45	$0.02	$0.44

Cost of revenues:
Share-based compensation (1)	84	118	25	31
Amortization expenses (2)	696	1,052	174	174
	780	1,170	199	205
Research and development, net:
Share-based compensation (1)	383	459	105	113
Deferred payments expenses (3)	198	752	62	188
	581	1,211	167	301
Selling and marketing:
Share-based compensation (1)	1,024	1,101	245	264
Amortization expenses (2)	116	120	26	30
	1,140	1,221	271	294
General and administrative:
Share-based compensation (1)	816	736	251	182
Revaluation of earn-out liability (4)	(118)	(1,674)	(118)	(1,674)
	698	(938)	133	(1,492)
Income taxes:
Deferred tax (5)	4,922	(9,475)	2,362	(11,468)

Non-GAAP net income	$12,151	$9,427	$3,804	$2,608
Non-GAAP diluted net earnings per share	$0.37	$0.26	$0.12	$0.08

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Revaluation of earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$4,030	$16,238	$672	$14,768
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,438	2,892	579	630
Amortization of marketable securities premiums and accretion of discounts, net	570	973	95	296
Increase (decrease) in accrued severance pay, net	(31)	830	(263)	247
Share-based compensation expenses	2,307	2,414	626	590
Decrease (increase) in long-term deferred tax assets, net	4,838	(9,391)	2,341	(11,446)
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	403	114	152	(73)
Decrease in trade receivables, net	3,389	174	2,538	385
Decrease (increase) in other receivables and prepaid expenses	(1,316)	732	473	1,390
Decrease (increase) in inventories	(230)	445	(132)	(666)
Increase (decrease) in trade payables	(2,071)	406	244	93
Increase (decrease) in other payables and accrued expenses	1,798	(680)	204	(2,318)
Increase in deferred revenues	1,640	3,195	831	2,795

Net cash provided by operating activities	17,765	18,342	8,360	6,691

Cash flows from investing activities:
Proceeds from sale of marketable securities	-	12,429	-	-
Decrease in short-term deposits, net	662	2,260	166	531
Decrease (increase) in long-term bank deposits	1,200	(2,367)	300	(2,844)
Proceeds from redemption of marketable securities	8,116	3,215	2,766	2,315
Purchase of property and equipment	(1,574)	(1,477)	(533)	(288)
Net cash provided by (used in) investing activities	8,404	14,060	2,699	(286)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury share	(25,563)	(29,392)	(9,015)	(7,666)
Repayment of long-term bank loans	(3,504)	(5,353)	(626)	(1,078)
Proceeds from bank loans	-	6,000	-	6,000
Consideration related to payment of acquisition of Mailvision	-	(233)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,789	2,012	777	1,451

Net cash used in financing activities	(26,278)	(26,966)	(8,864)	(1,293)

Increase (decrease) in cash and cash equivalents	(109)	5,436	2,195	5,112
Cash and cash equivalents at the beginning of the period	$24,344	$18,908	$22,040	$19,232

Cash and cash equivalents at the end of the period	$24,235	$24,344	$24,235	$24,344

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